EXHIBIT 1.01

INSIGNIA SYSTEMS, INC.
CONFLICT MINERALS REPORT

For the reporting period from January 1, 2019 to December 31, 2019

This Conflict Minerals Report (the “Report”) of Insignia Systems, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in the Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company’s operations manufactured, or contracted to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2019.

These products, which are referred to in this Report collectively as the “Covered Products,” are a certain type of printed signage or corrugate display. These products are manufactured using printer toner that contains trace amounts of tin, a “Conflict Mineral” as defined above.

Reasonable Country of Origin Inquiry

The Company conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in the Covered Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any Conflict Minerals contained in the Covered Products originated in the Covered Countries and whether any Conflict Minerals contained in the Covered Products may be from recycled or scrap sources. As part of the reasonable country of origin inquiry, the Company reached out to nine suppliers to confirm whether there were any Conflict Minerals contained in any of the products that the Company manufactured or contracted to be manufactured during the reporting period. The Company received responses from all suppliers. One of those suppliers was the Company’s primary source of toner for the reporting period, and the results of its comprehensive response are discussed below. The remaining suppliers indicated in their responses that the products they had supplied to the Company during the reporting period were not known to contain any Conflict Minerals and the Company has no basis to believe that the responses from those suppliers were untrue.

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

The primary supplier of toner was contacted directly to inquire if Conflict Minerals were present and critical to the functionality of the toner provided to the Company. The supplier returned to the Company a Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (“RMI”). Based on the information disclosed on the CMRT, the Company compiled a list of smelters identified by the supplier of toner.

Due Diligence

Due Diligence Design and Framework

Because the Company could not determine that the tin in the Covered Product did not originate in a Covered Country or originated from recycled or scrap sources based on the response to the CMRT, the Company exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the five-step framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in OECD Guidance. The Company’s policy is to avoid the use of Conflict Minerals that directly or indirectly finance or benefit armed groups in Covered Countries. To achieve this objective, the Company has and will continue to survey its suppliers to understand the origin of Conflict Minerals in its Covered Products and expects its suppliers to adopt similar policies and procedures and to supply materials to the Company that are not financing or benefiting armed groups in the Covered Countries.

Due Diligence Measures Performed

The objective of the due diligence performed was to determine the source and chain of custody of the Conflict Minerals contained in the Covered Products and to determine whether any of those Conflict Minerals are associated with armed groups in the Covered Countries. For the Covered Products manufactured during the twelve months ended December 31, 2019, the Company’s Accounting Department, Operations Department, and Legal Counsel were involved in the due diligence process, which was overseen by the Chief Financial Officer.

The Company compared the smelter information received from its sole supplier of the toner containing the Conflict Minerals against the smelter lists developed and maintained by RMI to determine the compliance status of each of the smelters that our supplier reported to us.

 Due Diligence Results

The twenty smelters reported by our sole supplier on its CMRT are listed in Appendix I below. The Company was able to identify that eighteen out of the twenty smelters reported by our sole supplier were listed on the RMI list as of May 20, 2020 and each of eighteen smelters listed had been deemed compliant with the Responsible Minerals Assurance Process (“RMAP”) assessment protocols by an independent third party auditor, although the RMI list reports that (a) five of these smelters are due for a reassessment and (b) five of these smelters were only compliant through the dates identified on Appendix I. Neither the Company nor our supplier has been able to identify the countries of origin of the tin sourced by those smelters identified by our supplier and therefore, the information received from our due diligence efforts is not sufficient to determine the countries of origin of the tin in our Covered Products. We are continuing to work with our supplier cooperatively to monitor risks in our supply chain to ensure compliance with the Company Policy.

Future Steps to Mitigate Risk

The Company expects to take the following steps, among others, to continue to improve its due diligence measures and to further mitigate the risk that any Conflict Minerals necessary to the functionality of any of the Company’s products finance or benefit armed groups in the Covered Countries: continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; encouraging suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and engaging in industry initiatives encouraging “conflict-free” supply chains.

APPENDIX I

Mineral	Smelter Name(1)	Country Location of Smelter
Tin	China Tin Group Co., Ltd(2)	CHINA
Tin	CV Ayi Jaya(3)	INDONESIA
Tin	CV Venus Inti Perkasa(4)	INDONESIA
Tin	Gejiu Jinye Mineral Company(5)	CHINA
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.(2)	CHINA
Tin	Mineracao Taboca S.A.(6)	BRAZIL
Tin	Minsur(6)	PERU
Tin	Operaciones Metalurgical S.A.(6)	BOLIVIA
Tin	PT Aries Kencana Sejahtera(7)	INDONESIA
Tin	PT Bangka Serumpun(6)	INDONESIA
Tin	PT Eunindo Usaha Mandin(8)	INDONESIA
Tin	PT Menara Cipta Mulia(6)	INDONESIA
Tin	PT Sariwiguna Binasentosa(6)	INDONESIA
Tin	PT Sukses Inti Makmur(9)	INDONESIA
Tin	PT Tinindo Inter Nusa(6)	INDONESIA
Tin	PT Tommy Utama(10)	INDONESIA
Tin	Rui Da Hung(2)	TAIWAN
Tin	Thaisarco(2)	THAILAND
Tin	White Solder Metalurgia e Mineracao Ltda.(6)	BRAZIL
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd(2)	CHINA
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(1) Smelter names as reported by the RMI as of May 20, 2020
(2) Smelter has a reassessment in process
(3) The smelter with CID002570 was certified as compliant with RMAP assessment protocols through July 28, 2019
(4) The smelter with CID002455 was certified as compliant with RMAP assessment protocols through October 12, 2019
(5) The smelter with CID002859 is not listed on RMI's list as of May 20, 2020
(6) Smelter is currently certified as compliant with the RMAP assessment protocols
(7) The smelter with CID00309 was certified as compliant with RMAP assessment protocols through July 27, 2019
(8) The smelter with CID001438 is not listed on RMI's list as of May 20, 2020
(9) The smelter with CID002816 was certified as compliant with RMAP assessment protocols through September 1, 2019
(10) The smelter with CID001493 was certified as compliant with RMAP assessment protocols through December 7, 2019